SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of: May 2022
Commission File Number: 1-12384
SUNCOR ENERGY INC.

(Name of registrant)
150 – 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):   ☐
The Registrant’s Management’s Discussion and Analysis for the first quarter ended March 31, 2022, included as Exhibit 99.1 of this Form 6-K, and the Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2022, included as Exhibit 99.2 of this Form 6-K, are each incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-238618).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SUNCOR ENERGY INC.
Date: May 9, 2022	By: /s/ “Shawn Poirier” Shawn Poirier Assistant Corporate Secretary
EXHIBIT INDEX
Exhibit	Description of Exhibit
99.1	Management’s Discussion and Analysis for the first quarter ended March 31, 2022
99.2	Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2022
99.3	Certification of the President and Chief Executive Officer
99.4	Certification of the Chief Financial Officer